SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
November 2007

Commission File Number: 001-10533	Commission File Number: 000-20122

Rio Tinto plc (Translation of registrant’s name into English)	Rio Tinto Limited ABN 96 004 458 404 (Translation of registrant’s name into English)

6 St James’s Square London, SW1Y 4LD, United Kingdom (Address of principal executive offices)	120 Collins Street Melbourne, Victoria 3000, Australia (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

EXHIBITS
SIGNATURES
Exhibit 99.1
Exhibit 99.2
Exhibit 99.3
Exhibit 99.4
Exhibit 99.5

EXHIBITS

99.01	26 November	Press release announcing annual investor seminar

99.02	26 November	Press release announcing the release of a paper from Rio Tinto chief economist Vivek Tulpulé

99.03	26 November	Investor Seminar Presentation

99.04	26 November	Press release announcing an investment of US$2.4 billion in two new iron mines in the Pilbara

99.05	26 November	Press release announcing approval of Diavik underground mining

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By Name	/s/ Ben Mathews Ben Mathews	By Name	/s/ Ben Mathews Ben Mathews
Title	Secretary	Title	Assistant Secretary

Date	26 November 2007	Date	26 November 2007

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